Form 10-K, Exhibit 13
period 1995-12-31
SOUTHERN TIMBER PARTNERS 2
filed 1996-04-01
CIK 707600

Southern Timber Partners 2

                               1995 Annual Report



Southern Timber Partners 2 is a limited partnership formed in 1982 to invest in timberland in the southeastern United States. At December 31, 1995, the Partnership's properties consisted of approximately 2,746 acres of timberland and a 76% share of a 1,709 acre tract, all located in Georgia.



	Administrative Inquiries	Performance Inquiries/Form 10-Ks
	Address Changes/Transfers	First Data Investor Services Group
	Service Data Corporation	P.O. Box 1527
        2424 South 130th Circle         Boston, Massachusetts 02104-1527
	Omaha, Nebraska 68144-2596	Attn:  Financial Communications
	800-223-3464 (select option 1)	800-223-3464 (select option 2)


                        ----- Message to Investors -----

Presented for your review is the 1995 Annual Report for Southern Timber
Partners 2 (the "Partnership").   Market conditions for the sale of timberland
remained relatively strong during 1995 and the Partnership sold approximately 3,600 acres during the year. This report includes a discussion of our future strategy for the Partnership, particularly with respect to the Laurel View Tract. Following this letter is a profile of the Partnership's four remaining tracts.

Partnership Timberland
The Partnership's timber holdings total approximately 2,746 acres of timberland, consisting of three separate tracts of land located in Georgia:
the Claxton Tract, the Gray Tract and the Southern Timberlands Tract. The Partnership also owns a 76% interest in a 1,709 acre tract, located in Georgia, which will be marketed as a development site. Market conditions for the sale of timberland in Georgia remained relatively strong during 1995 and the Partnership sold three parcels of timberland from the Gray Tract, totaling 440 acres, and three parcels from the Claxton Tract, totaling 3,188 acres, for net proceeds of $1,632,099. These proceeds were added to the Partnership's cash reserves. The Partnership completed no timber-only sales during the year, as much of the Partnership's timber was harvested in the late 1980s. Although the land was reforested shortly thereafter, the majority of the Partnership's timber is not yet ready for harvest, since timber must be at least 15 years old before it can be cut and sold. It is likely that the tracts will increase in value as the premerchantable timber ages. Therefore, the General Partner will pursue only select timberland sales at this time.

Laurel View Tract
The Laurel View Tract is a 1,709 acre site located approximately 30 miles south of Savannah, Georgia. The Partnership owns a 76% interest in the tract with the remaining interest owned by Southern Timber Partners I, an affiliated partnership. After careful analysis, the General Partner has determined that the highest and best use for the tract is as a development site rather than timberland. This decision was reached after closely monitoring market conditions and considering several of the property's features that make it attractive to developers, such as the extension of sewer and water services near the site by a local municipality, the tract's proximity to a major interstate highway, its coastal location and its frontage along two rivers. Accordingly, the General Partner intends to market the tract for its development potential. Given that the Laurel View Tract is currently raw land containing few developments or improvements, and produces no income other than from the sale of timber, the General Partner anticipates that it will take time to secure an appropriate buyer for the property. The pool of prospective buyers for real estate of this type and size is limited. Furthermore, the value of the tract and the Partnership's ability to sell the tract will largely depend upon the pace of development in the surrounding area. The General Partner has a comprehensive marketing plan for the tract and will begin actively marketing the land during 1996.

Financial Highlights
For the years ended December 31,
                             1995       1994       1993        1992        1991
                        ---------  ---------  ---------  ----------  ----------
Total Assets           $8,462,220 $8,524,218 $8,800,557 $10,621,193 $11,138,455
Total Income               72,029     28,075     73,458     141,587     382,442
Net Income (Loss)        (101,492)  (257,299)  (149,663)   (486,961)    129,026
Net Income (Loss) per Unit  (2.70)     (6.85)     (3.98)     (12.96)       1.91
Distributions per Unit         --         --      45.00          --       30.00

- - Total income increased in 1995, primarily due to higher interest income resulting from the Partnership's higher average cash balance in 1995, and gains on sales of timberland during 1995, compared to losses on sales of timberland in 1994.

- - The decline in net loss for 1995 is primarily attributable to the increase in interest income, a decrease in property operating expenses and income from the joint venture in 1995 as compared to a net loss from joint venture operations in 1994. Property operating expenses were higher in 1994 due to costs associated with aerial spraying of certain timber tracts which were not incurred in 1995.

Net Asset Value
As of December 31, 1995, based on the appraised value of the tracts and taking into account the Partnership's other assets and liabilities, the General Partner has determined the Net Asset Value to be $227.37 per $241 limited partnership Unit. Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be substantially different. Significant factors in establishing an appraised value are the actual selling price for tracts which the appraiser believes are comparable and the rates used by the appraiser to estimate timber growth. Because of the nature of the Partnership's properties, there can be no assurance that the other tracts reviewed by the appraiser are comparable. Additionally, the appraised value does not reflect the actual costs which would be incurred in selling the tracts. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's tracts and the price at which Units of the Partnership could be sold is likely to be significant.
Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to the Net Asset Value, in determining the fair market value of the investment in the Partnership for such purposes.

Summary
In the year ahead, the General Partner will continue to pursue select timberland sales and begin marketing the Laurel View Tract for its development potential. The pace of any timberland sales will largely depend upon market conditions, while our ability to find a buyer for the Laurel View Tract will depend upon a number of factors, especially the pace of development in the surrounding area. In the interim, the General Partner will focus on responsive management of the Partnership's remaining timber stands in an effort to enhance
their future value.   We will continue to keep you apprised of our progress in
future reports.

Very truly yours,

Southern Timber Partners 2

By:	Timber Resources Corp. II
        General Partner


        /s/Paul L. Abbott
By:	Paul L. Abbott
	President

March 27, 1996


Tract Profiles

Claxton Tract
- -------------
Acres:                  1,780
Location:               Laurens County, Georgia (near Macon)
Purchase Price:         $6,406,872 (cash)
Purchase Date:          May 18, 1983
1995 Appraised Value:   $1,320,000 ($570,000 - timberland, $750,000 - timber)(A)
Timber Stands:          7% merchantable, 80% premerchantable, 13% clear-cut


Gray Tract
- ----------
Acres:                  793
Location:               Camden County, Georgia (30 miles south of Brunswick)
Purchase Price:         $4,570,000 (cash)
Purchase Date:          August 30, 1983
1995 Appraised Value:   $422,000 ($232,000 - timberland, $190,000 - timber)(A)
Timber Stands:          94% premerchantable, 6% not suitable for timber growth


Laurel View Tract
- -----------------
(This tract is owned as part of a joint venture between Southern Timber Partners I and Southern Timber Partners 2. Southern Timber Partners 2 owns a 76% interest in the joint venture.)

Acres:                  1,709
Location:               Liberty County, Georgia bordering Laurel View River and
                        Jones Creek (approximately 30 miles south of Savannah)
Purchase Price:         $5,721,261 (cash)
Purchase Date:          September 30, 1987
1994 Appraised Value:   $6,300,000 ($5,300,000 - timberland, $1,000,000 -
                        timber)(A)
Timber Stands:          68% merchantable, 10% premerchantable,
                        22% non-merchantable


Southern Timberlands Tract
- --------------------------
Acres:                  173
Location:               Emmanuel County, Georgia
Purchase Price:         $180,000 (cash)
Purchase Date:          December 28, 1983
1995 Appraised Value:   $90,000 ($45,000 - timberland, $45,000 - timber)(A)
Timber Stands:          14% merchantable, 86% premerchantable


Note A: Appraised value does not consider the revenue derived from previous timber cuttings and timberland already sold from the tract.

merchantable -     timber which is generally fifteen years and older and
                   suitable for current harvesting
premerchantable -  timber which is less than fifteen years old and not suitable for current harvesting
clear-cut -        timberland on which all the timber has been harvested


Balance Sheets
December 31, 1995 and 1994

Assets                                    1995              1994

Timber and timberland, at cost            $ 3,494,679       $ 5,700,697
Less-accumulated depletion                 (1,915,663)       (2,491,940)

        Net timber and timberland           1,579,016         3,208,757

Cash and cash equivalents                   2,332,145           689,002
Accounts receivable                         ---------            73,539
Prepaid insurance                               4,813             5,922
Due from joint venture                       --------             8,494
Investment in joint venture                 4,546,246         4,538,504

                Total Assets              $ 8,462,220       $ 8,524,218


Liabilities and Partners' Capital

Liabilities:
 Accounts payable and accrued expenses    $    28,498       $    49,505
        Due to affiliates                     139,481            78,980

                Total Liabilities             167,979           128,485

Partners' Capital (Deficit):
        General Partner                       (24,311)          (23,296)
        Limited Partners
        (37,191 units outstanding)          8,318,552         8,419,029

          Total Partners' Capital           8,294,241         8,395,733

          Total Liabilities and
          Partners' Capital              $  8,462,220       $ 8,524,218





   Statements of Partners' Capital (Deficit)
For the years ended December 31, 1995, 1994 and 1993

                               Limited         General
                               Partners        Partner         Total

Balance at January 1, 1993   $ 10,495,516    $  (2,321)      $ 10,493,195
Net loss                         (148,166)      (1,497)          (149,663)
Cash distributions             (1,673,595)     (16,905)        (1,690,500)

Balance at December 31, 1993    8,673,755      (20,723)         8,653,032
Net loss                         (254,726)      (2,573)          (257,299)

Balance at December 31, 1994    8,419,029      (23,296)         8,395,733
Net loss                         (100,477)      (1,015)          (101,492)

Balance at December 31, 1995 $  8,318,552    $ (24,311)      $  8,294,241

Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                       1995           1994         1993

Gain (loss) on sales of timberland        $    2,358    $  (18,884)  $   (3,242)
Interest                                      59,220        28,924       60,461
Other                                         10,451        18,035       16,239

        Total Income                          72,029        28,075       73,458

Expenses

Property operating                            96,387       158,673       91,058
General and administrative                    84,876        81,989      104,377

     Total Expenses                          181,263       240,662      195,435


Other Income (Loss)

Income (loss) from joint venture               7,742       (44,712)     (27,686)


                Net Loss                  $ (101,492)   $ (257,299)  $ (149,663)


Net Loss Allocated:

To the General Partner                   $    (1,015)   $   (2,573)  $   (1,497)
To the Limited Partners                     (100,477)     (254,726)    (148,166)

                                         $  (101,492)   $ (257,299)  $ (149,663)

Per limited partnership unit
        (37,191 outstanding)             $     (2.70)   $    (6.85)  $    (3.98)


   Statements of Cash Flows
For the years ended December 31, 1995, 1994 and 1993

Cash Flows from Operating Activities:        1995           1994         1993

Net loss                                 $ (101,492)    $  (257,299) $ (149,663)
Adjustments to reconcile net loss
to net cash provided by (used for)
operating activities:
  (Gain) loss on sales of timberland         (2,358)         18,884       3,242
  (Income) loss from joint venture           (7,742)         44,712      27,686
   Increase (decrease) in cash arising
   from changes in operating assets
   and liabilities:
    Accounts receivable                      73,539         (73,539)     26,476
    Prepaid insurance                         1,109          (5,922)     ------
    Due from joint venture                    8,494          (8,494)     ------
    Accounts payable and accrued expenses   (21,007)         10,659       1,424
    Due to affiliates                        60,501         (29,699)     18,102

Net cash provided by (used for)
operating activities                         11,044        (300,698)    (72,733)

Cash Flows from Investing Activities:

    Proceeds from sales of timberland     1,632,099         139,023     293,464
    Principal payments received on
    notes receivable                        -------         -------     320,763

Net cash provided by investing activities 1,632,099         139,023     614,227

Cash Flows from Financing Activities:

        Cash distributions paid             -------         -------  (1,690,500)

Net cash used for financing activities      -------         -------  (1,690,500)

Net increase (decrease) in cash
and cash equivalents                      1,643,143        (161,675) (1,149,006)
Cash and cash equivalents at
beginning of period                         689,002         850,677   1,999,683

Cash and cash equivalents at
end of period                           $ 2,332,145     $   689,002  $  850,677

See accompanying notes to the financial statements.

Notes to the Financial Statements
December 31, 1995, 1994 and 1993

1. Organization
Southern Timber Partners 2 (the "Partnership") formerly Hutton Southern Timber Partners 2, was organized as a limited partnership under the laws of the State of Georgia pursuant to a Certificate and Agreement of Limited Partnership (the "Partnership Agreement") dated and filed September 30, 1982. The general partner is Timber Resources Corp. II (the "General Partner") formerly Hutton Timber Resources Corp. II, a Delaware corporation. The Partnership was formed for the purpose of making investments in timberland and timber cutting rights in the Southeastern United States. The Partnership will continue until December 31, 1997, unless terminated sooner in accordance with the terms of the Partnership Agreement. However, the Partnership Agreement states that the General Partner can extend the life of the Partnership beyond the termination date if it is determined that a sale of the timberland at that time would cause undue loss to the partners.

On July 31, 1993, Shearson Lehman Brothers Inc. sold certain of its domestic retail brokerage and asset management businesses to Smith Barney, Harris Upham & Co. Incorporated ("Smith Barney"). Subsequent to the sale, Shearson Lehman Brothers Inc. changed its name to Lehman Brothers Inc. ("Lehman Brothers"). The transaction did not affect the ownership of the general partner. However, the assets acquired by Smith Barney included the name "Shearson" and the name "Hutton." Consequently, the names of the Partnership and the General Partner were changed to Southern Timber Partners 2 and Timber Resources Corp. II respectively, to delete any reference to "Hutton."

On February 16, 1996, based upon, among other things, the advice of Partnership counsel, Skadden, Arps, Slate, Meagher & Flom, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 26, 1996.

2. Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Revenues are recognized as earned and expenses are recorded as obligations are incurred.

Timberland Investments
Timberland investments include the initial purchase price of the property, closing costs, acquisition and legal fees, as well as land improvements and reforestation costs.

Depletion of timberlands is provided by applying a cost per cord utilizing estimates of total recoverable timber from each tract. Such estimates are revised annually to account for additional growth.

Accounting for Impairment
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The partnership adopted FAS 121 the fourth quarter of 1995. Based on current circumstances, the adoption of FAS 121 had no impact on the financial statements.

Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments with maturities of three months or less from the date of issuance. The carrying amount approximates fair value because of the short maturity of these instruments.

Concentration of Credit Risk
Financial instruments which potentially subject the Partnership to a concentration of credit risk principally consist of cash in excess of the financial institutions' insurance limits. The Partnership invests available cash with high credit quality financial institutions.

Investment in Joint Venture
The Partnership accounts for its investment in the Joint Venture under the equity method of accounting.

Income Taxes
No provision for income taxes has been made in the financial statements since such taxes are the responsibility of the individual partners rather than that of the Partnership.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The ownership and operation of timber properties involves a number of risks, among others, changes in governmental regulations, fire hazards, insect damage, diseases and timber theft, and risks of market fluctuations. The General Partner believes the employment of good forestry management practices helps to ameliorate the physical risks of timber investments, however, these risks cannot be eliminated entirely.

3. Partnership Allocations

Distribution of Partnership Funds
Net cash from operations and net proceeds from sales will be distributed from time to time at the discretion of the General Partner, 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to an 8% cumulative annual return on his adjusted capital value as defined, plus an amount equal to 100% of his adjusted capital value. Thereafter, cash distributions will be distributed 85% to the Limited Partners and 15% to the General Partner.

Allocation of Income and Loss
All income shall be allocated each year to the General Partner in an amount equal to the net cash from operations distributed or distributable and net proceeds from sales distributed or distributable to the General Partner for such year. The balance shall be allocated to the Limited Partners, pro rata, in accordance with their ownership of units. If for any year, no net cash from operations and net proceeds from sales are distributed or distributable to the General Partner, any income for such year shall be allocated 99% to the Limited Partners and 1% to the General Partner. All losses, including losses from the sale of properties, shall be allocated 99% to the Limited Partners and 1% to the General Partner.

Dissolution of Partnership
If, upon dissolution of the Partnership, the General Partner has a negative capital account, it shall contribute capital equal to the amount of the deficit. In no event, however, shall the required capital contribution exceed 1% of the total capital contributed by the Limited Partners.

4. Transactions with Related Parties
Amounts earned by the General Partner and its affiliates for management and supervisory fees and reimbursement of salary and administrative expenses totaled $109,529, $95,791 and $104,587 for the years ended December 31, 1995, 1994 and 1993, respectively.

Amounts earned by the General Partner and its affiliates are included in property operating and general and administrative expenses. In 1995, 1994 and 1993, timberland brokerage fees of $23,199, $4,171 and $4,363, respectively, were not accrued because it is not expected that such fees will be paid since they are subordinate to the limited partners' "Priority Return" as defined in the Partnership Agreement.

5. Sales of Timberland

During 1995, the Partnership made the following sales of timberland:

                                                Net          Gain
                                Acres       Selling         (Loss)
Date                 Tract       Sold         Price       on Sale

April 28, 1995       Gray         74      $    42,071     $  10,826
August 10, 1995      Claxton   1,185          627,802       (34,454)
October 3, 1995      Claxton     244          116,503        19,834
October 4, 1995      Gray         49           27,199         2,773
December 8, 1995     Gray        317           87,307        15,266
December 14, 1995    Claxton   1,759          731,217       (11,887)

                                          $ 1,632,099     $   2,358
                                          --------------------------

During 1994, the Partnership made the following sales of timberland:

                                                Net          Loss
                                Acres       Selling            on
Date                 Tract       Sold         Price          Sale

June 1, 1994         Gray        287      $    65,484    $   (8,916)
December 21, 1994    Gray        311           73,539        (9,968)
                                          $   139,023    $  (18,884)
                                          --------------------------

During 1993, the Partnership made the following sales of timberland:

                                              Net          Gain
                                Acres     Selling         (Loss)
Date                 Tract       Sold      Price        on Sale

June 4, 1993         Gray        609      $   126,947    $   50,943
June 22, 1993        Claxton     459          148,038       (56,464)
July 26, 1993        Gray         57           18,479         2,279

                                          $   293,464    $   (3,242)
                                          --------------------------

6. Investment in Joint Venture
On October 13, 1987, the Partnership contributed $3,011,417 in cash to a newly formed joint venture, Southern Timber Venture Partners 1 (the "Joint Venture"), formerly Hutton Timber Venture Partners 1, in exchange for a 76% interest in profits, losses and distributable cash from the Joint Venture. An affiliated partnership, Southern Timber Partners I, formerly Hutton Southern Timber Partners I, contributed 1,239 acres of timberland with an appraised value of $946,676 to the Joint Venture in exchange for the remaining 24% interest in profits, losses and distributable cash. The purpose of the Joint Venture is to manage, maintain and commercially exploit the acquired property in a manner consistent with each coventurer's objectives for investment. The Joint Venture Agreement provides that all major decisions, as defined, must be approved by each of the coventurers.

On October 15, 1987 the aforementioned contributions were substantially applied to the acquisition of the Laurel View Tract, located in Liberty County, Georgia, totaling 1,709 acres. In order to pay off a Joint Venture promissory note in 1988, the Partnership contributed $1,486,934, or 76% of total principal and interest due. The remainder was contributed by Southern Timber Partners I.

For the year ended December 31, 1995, the Joint Venture recognized net income of $10,186. This was due primarily to timber sales partially offset by the Joint Venture's normal operating expenses. For the years ended December 31, 1994 and 1993, the Joint Venture recognized net losses of $58,831 and $36,429, respectively, due primarily to the lack of timber sales.

The General Partner has created a comprehensive marketing plan for the tract and will begin actively marketing the land during 1996. However, there is no assurance that a sale will be consummated prior to the end of 1996.

The Joint Venture's balance sheets at December 31, 1995 and 1994 and statements of operations for the three years ended December 31, 1995, 1994 and 1993 are as follows:

   Balance Sheets
December 31, 1995 and 1994


Assets                                           1995               1994

Net timberland                                $ 5,949,788       $ 5,977,409
Cash                                               37,152             5,521

                Total Assets                  $ 5,986,940       $ 5,982,930


Liabilities and Partners' Capital

Liabilities:
  Accounts payable                            $   -------       $       250
  Due to affiliates                                 5,040            10,966

                Total Liabilities                   5,040            11,216

Partners' Capital:
  Southern Timber Partners I                    1,435,654         1,433,210
  Southern Timber Partners 2                    4,546,246         4,538,504

  Total Partners' Capital                     $ 5,981,900         5,971,714

  Total Liabilities and Partners' Capital     $ 5,986,940         5,982,930



Statements of Operations
For the years ended December 31, 1995, 1994 and 1993

Income                                 1995            1994           1993

Timber sales                       $   93,776       $   -------     $  -------
Interest                                3,410             1,785          2,602
Other                                   4,900             5,000          5,000

        Total Income                  102,086             6,785          7,602

Expenses

Depletion                              27,621                 -              -
Property operating                     62,523            37,553         42,408
General and administrative              1,756            28,063          1,623

        Total Expenses                 91,900            65,616         44,031


                Net Income (Loss)  $   10,186       $   (58,831)    $  (36,429)



7. Reconciliation of Net Loss to Taxable Income (Loss)
For the years ended December 31, 1995, 1994 and 1993, taxable losses of approximately $(103,000), $(257,000), and $(150,000), respectively, were reported to the partners compared to net losses of approximately $(101,000), $(257,000), and $(150,000), respectively, reported in the financial statements.

                         REPORT OF INDEPENDENT AUDITORS

To Partners
Southern Timber Partners 2

We have audited the accompanying balance sheets of Southern Timber Partners 2 as of December 31, 1995 and 1994, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Timber Partners 2 at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                               ERNST & YOUNG LLP

Boston, Massachusetts
January 18, 1996,
except for Note 1, as to which the date is February 16, 1996