Form 10-K, Exhibit 13
period 1996-12-31
SOUTHERN TIMBER PARTNERS 2
filed 1997-03-26
CIK 707600

Southern Timber Partners 2 is a limited partnership formed in 1982 to invest in timberland in the southeastern United States. At December 31, 1996, the Partnership's properties consisted of approximately 1,953 acres of timberland on two separate tracts, and a 76% share of a 1,709 acre tract, all located in Georgia.


                            Contents

                   1     Message to Investors
                   3     Tract Profiles
                   4     Financial Statements
                   6     Notes to the Financial Statements
                  10     Report of Independent Auditors


         Administrative Inquiries       Performance Inquiries/Form 10-Ks
         Address Changes/Transfers      First Data Investor Services Group
         Service Data Corporation       P.O. Box 1527
         2424 South 130th Circle        Boston, Massachusetts  02104-1527
         Omaha, Nebraska  68144-2596    Attn.:  Financial Communications
         800-223-3464                   800-223-3464


                      Message to Investors

Presented for your review is the 1996 Annual Report for Southern Timber Partners 2 (the "Partnership"). This report includes an update on the status of Partnership's three remaining timberland tracts, the Claxton tract, the Southern Timberlands tract and the 76% interest in the Laurel View tract. Following this letter is a profile of these tracts and the Partnership's audited financial statements for the year ended December 31, 1996.

Cash Distribution
The Partnership paid a cash distribution in the amount of approximately $45.00 per Unit on August 9, 1996, from the Partnership's cash reserves. Including this distribution, Limited Partners have received cash distributions totaling $304 per original $500 Unit. As a result of these distributions, which represent returns of capital, the size of each Partnership Unit has been reduced to $196. The General Partner will continue to evaluate the Partnership's cash needs to determine if and when any future distributions can be made.

Partnership Timberland
Market conditions for the sale of timberland remained relatively favorable during 1996, and as mentioned above, in the fourth quarter of 1996, the Partnership sold the Gray Tract for net proceeds of $475,048. The Partnership's remaining timberland investments are the Claxton Tract and Southern Timberlands Tract, which are located in Georgia and total approximately 1,953 acres. Additionally, the Partnership owns a 76% share in the 1,709 acre Laurel View Tract, also located in Georgia. The General Partner has begun marketing the Claxton and Southern Timberlands tracts for sale, and has engaged a local real estate brokerage firm to assist with these efforts. However, there can be no assurance that any particular price will be obtained or that a sale will occur by any particular date.

The Partnership completed no timber-only sales during the year since the majority of the Partnership's timber was harvested in the late 1980s. Although the land was reforested after harvesting, generally the timber must be at least 15 years old before it can be cut and sold.

Laurel View Tract
The Partnership owns a 76% interest in the Laurel View Tract, a 1,709 acre site located approximately 30 miles south of Savannah, Georgia. The Partnership's interest in the tract is owned as part of a joint venture with an affiliated partnership, Southern Timber Partners I. Both partnerships have begun working together to market the parcel, and discussions have been held with both principals and brokers regarding a sale. The General Partner has determined the Partnership is likely to realize the highest sales price if the tract is marketed as a site for development rather than as timberland. While some local developers have shown an interest in the tract, the General Partner believes expanding its marketing efforts will better maximize the tract's value. Consequently, during the fourth quarter of 1996, the General Partner engaged the services of CB Commercial, a national commercial real estate brokerage firm, to assist in marketing the tract. CB Commercial will use its national presence to give the tract broad exposure to a large pool of potential buyers. Considering the Laurel View Tract is raw land containing few improvements and that it produces no income other than from the sale of timber, the General Partner anticipates it may require several months or longer to secure an appropriate buyer for the property. Although the General Partner will attempt to sell the tract during 1997, there can be no assurance a sale will occur or that any particular price will be obtained. In the event that a sale is not consummated, the Partnership will continue to hold the property as an investment and continue to search for a potential purchaser.

Financial Highlights
For the years ended December 31,
                        1996       1995        1994        1993         1992
Total Assets        $6,627,118  $8,462,220  $8,524,218  $8,800,557  $10,621,193
Total Income           148,128      72,029      28,075      73,458      141,587
Net Loss               (77,658)   (101,492)   (257,299)   (149,663)    (486,961)
Net Loss per Unit        (2.07)      (2.70)      (6.85)      (3.98)      (12.96)
Distributions per Unit   45.00        -           -          45.00         -


Total income increased in 1996, primarily due to higher interest income resulting from the Partnership's higher average cash balance in 1996 and larger gain on sales of timberland during 1996, compared to 1995. The higher income resulted in a lower net loss for the year.

Net Asset Value
As of December 31, 1996, based on the appraised value of the tracts and taking into account the Partnership's other assets and liabilities, the General Partner has determined the Net Asset Value to be $210.26 per $196 limited partnership Unit. Limited Partners should note that appraisals are only estimates of current value and actual values realizable upon sale may be substantially different. Significant factors in establishing an appraised value are the actual selling price for tracts which the appraiser believes are comparable and the rates used by the appraiser to estimate timber growth. Because of the nature of the Partnership's properties, there can be no assurance that the other tracts reviewed by the appraiser are comparable. Additionally, the appraised value does not reflect the actual costs which would be incurred in selling the tracts. As a result of these factors and the illiquid nature of an investment in Units of the Partnership, the variation between the appraised value of the Partnership's tracts and the price at which Units of the Partnership could be sold is likely to be significant. Fiduciaries of Limited Partners which are subject to ERISA or other provisions of law requiring valuation of Units should consider all relevant factors, including, but not limited to the Net Asset Value, in determining the fair market value of the investment in the Partnership for such purposes.

General Information
As you are probably aware, several third parties have commenced partial tender offers to purchase units of the Partnership at grossly inadequate prices which are substantially below the Partnership's Net Asset Value. In response, we recommended that limited partners reject these offers because they do not reflect the underlying value of the Partnership's assets. To date, holders of over 98% of the outstanding units agreed that these offers were inadequate, rejected the offer and did not tender their units. Please be assured that if any additional tender offers are made for your units, we will make every effort to provide you with our position regarding such offer on a timely basis.

Summary
In the year ahead, the General Partner will focus on effectively managing the Partnership's timber stands and marketing the timberland tracts for sale. Although the General Partner anticipates selling the remainder of the Partnership's assets during 1997, there can be no assurance that the Partnership will consummate a sale of its assets prior to December 31, 1997, the Partnership's termination date. As per the Partnership Agreement, the General Partner may extend the life of the Partnership beyond the termination date if it is determined that a sale of the Partnership's assets at that time would cause undue loss to the partners. In the event that a sale is not consummated, the Partnership will continue to hold the property as an investment and continue to search for a potential purchaser. We will provide you with an update on our progress in future correspondence.

Very truly yours,

Southern Timber Partners 2

Timber Resources Corp. II
General Partner

/s/ Robert J. Hellman

Robert J. Hellman
President

March 24, 1997



                         Tract Profiles


  Claxton Tract

               Acres:  1,780
            Location:  Laurens County, Georgia (near Macon)
       Purchase Date:  May 18, 1983
1996 Appraised Value: $1,360,000 ($570,000 - timberland, $790,000 - timber )
       Timber Stands:  7% merchantable, 80% premerchantable, 13% clear-cut



  Laurel View Tract
  (This tract is owned as part of a joint venture between Southern Timber Partners I and Southern Timber Partners 2.
  Southern Timber Partners I owns a 24% interest in the joint venture.)

               Acres: 1,709
            Location: Liberty County, Georgia bordering Laurel View River and
                      Jones Creek (approximately 30 miles south of Savannah) Purchase Date: September 30, 1987
1996 Appraised Value: $7,370,000 ($6,170,000 - timberland, $1,200,000 - timber)
      Timber Stands: 68% merchantable, 10% premerchantable, 22% non-merchantable



Southern Timberlands Tract

              Acres:  173
           Location:  Emmanuel County, Georgia
      Purchase Date:  December 28, 1983
1996 Appraised Value: $94,000 ($45,000- timberland, $49,000 - timber)
      Timber Stands:  14% merchantable, 86% premerchantable


merchantable - timber which is generally fifteen years and older and suitable for current harvesting

premerchantable -   timber which is less than fifteen years old and not
suitable for current harvesting

clear-cut -    timberland on which all the timber has been harvested


Balance Sheets                              At December 31,  At December 31,
                                                      1996             1995
Assets
Timber and timberland, at cost                    $1,160,233     $3,494,679
Less accumulated depletion                              -        (1,915,663)
 Net timber and timberland                         1,160,233      1,579,016
Cash and cash equivalents                            914,981      2,332,145
Prepaid insurance                                      2,450          4,813
Due from related party                                31,850           -
Investment in joint venture                        4,517,604      4,546,246
  Total Assets                                    $6,627,118     $8,462,220
Liabilities and Partners' Capital
Liabilities:
 Accounts payable and accrued expenses            $   34,800       $ 35,998
 Due to affiliates                                    66,535        131,981
  Total Liabilities                                  101,335        167,979
Partners' Capital (Deficit):
 General Partner                                     (41,996)       (24,311)
 Limited Partners (37,191 units outstanding)       6,567,779      8,318,552
  Total Partners' Capital                          6,525,783      8,294,241
  Total Liabilities and Partners' Capital         $6,627,118     $8,462,220




Statements of Partners' Capital (Deficit)
For the years ended December 31, 1996, 1995 and 1994
                                   General       Limited
                                   Partner       Partners       Total
Balance at December 31, 1993      $(20,723)    $8,673,755    $8,653,032
Net Loss                            (2,573)      (254,726)     (257,299)
Balance at December 31, 1994       (23,296)     8,419,029     8,395,733
Net Loss                            (1,015)      (100,477)     (101,492)
Balance at December 31, 1995       (24,311)     8,318,552     8,294,241
Cash distributions                 (16,908)    (1,673,892)   (1,690,800)
Net Loss                              (777)       (76,881)      (77,658)
Balance at December 31, 1996      $(41,996)    $6,567,779    $6,525,783

Statements of Operations
For the years ended December 31,         1996        1995        1994
Income
Gain (loss) on sales of timberland    $ 56,265    $   2,358     $(18,884)
Interest                                88,788       59,220       28,924
Other                                    3,075       10,451       18,035
  Total Income                         148,128       72,029       28,075
Expenses
Property operating                      75,735       96,387      158,673
General and administrative             121,409       84,876       81,989
  Total Expenses                       197,144      181,263      240,662
Other Income (Loss)
Income (loss) from joint venture       (28,642)       7,742      (44,712)

  Net Loss                            $(77,658)   $(101,492)  $(257,299)
Net Loss Allocated:
To the General Partner                $   (777)   $  (1,015)    $(2,573)
To the Limited Partners                (76,881)    (100,477)   (254,726)
                                      $(77,658)   $(101,492)  $(257,299)
Per limited partnership unit
(37,191 outstanding)                    $(2.07)      $(2.70)     $(6.85)




Statements of Cash Flows
For the years ended December 31,                  1996        1995        1994
Cash Flows From Operating Activities
Net Loss                                      $(77,658)  $(101,492)  $(257,299)
Adjustments to reconcile net loss to net cash
provided by (used for) operating activities:
 (Gain) loss on sales of timberland            (56,265)     (2,358)     18,884
 (Income) loss from joint venture               28,642      (7,742)     44,712
 Increase (decrease) in cash arising from
 changes in operating assets and liabilities:
  Accounts receivable                             -         73,539     (73,539)
  Prepaid insurance                              2,363       1,109      (5,922)
  Due from related party                       (31,850)      8,494      (8,494)
  Accounts payable and accrued expenses         (1,198)    (22,901)     (2,077)
  Due to affiliates                            (65,446)     62,395     (16,963)
Net cash provided by (used for) operating
  activities                                  (201,412)     11,044    (300,698)
Cash Flows From Investing Activities
 Proceeds from sales of timberland             475,048   1,632,099     139,023
Net cash provided by investing activities      475,048   1,632,099     139,023
Cash Flows From Financing Activities
 Cash distributions paid                    (1,690,800)       -           -
Net cash used for financing activities      (1,690,800)       -           -
Net increase (decrease) in cash and
 cash equivalents                           (1,417,164)  1,643,143    (161,675)
Cash and cash equivalents,
  beginning of period                        2,332,145     689,002     850,677
Cash and cash equivalents,
  end of period                               $914,981  $2,332,145    $689,002


Notes to the Financial Statements
December 31, 1996, 1995 and 1994

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

On February 16, 1996, based upon, among other things, the advice of legal counsel, the General Partner adopted a resolution that states, among other things, if a Change of Control (as defined below) occurs, the General Partner may distribute the Partnership's cash balances not required for its ordinary course day-to-day operations. "Change of Control" means any purchase or offer to purchase more than 10% of the Units that is not approved in advance by the General Partner. In determining the amount of the distribution, the General Partner may take into account all material factors. In addition, the Partnership will not be obligated to make any distribution to any partner and no partner will be entitled to receive any distribution until the General Partner has declared the distribution and established a record date and distribution date for the distribution. The Partnership filed a Form 8-K disclosing this resolution on February 26, 1996.

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

Accounting for Impairment In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("FAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. FAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Partnership adopted FAS 121 in the fourth quarter of 1995.

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

3. Partnership Allocations
Distribution of Partnership Funds Net cash from operations and net proceeds from sales will be distributed from time to time at the discretion of the General Partner, 99% to the Limited Partners and 1% to the General Partner until each Limited Partner has received an amount equal to an 8% cumulative annual return on his adjusted capital value, as defined in the Partnership Agreement, plus an amount equal to 100% of his adjusted capital value. Thereafter, cash distributions will be distributed 85% to the Limited Partners and 15% to the General Partner.

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

4. Transactions with Related Parties
Amounts earned by the General Partner and its affiliates for management and supervisory fees totaled $65,587, $73,129 and $72,275 for the years ended December 31, 1996, 1995 and 1994, respectively. Amounts earned by the General Partner and its affiliates are included in property operating expenses.

In 1996, 1995 and 1994, timberland brokerage fees of $3,996, $23,199 and $4,171, respectively, were not accrued because it is not expected that such fees will be paid since they are subordinate to the limited partners' "Priority Return" as defined in the Partnership Agreement.

5. Sales of Timberland

During 1996, the Partnership made the following sales of timberland:

                                                  Net       Gain
                                   Acres       Selling     (Loss)
Date                     Tract      Sold        Price      on Sale
October 30, 1996          Gray       486       $280,545    $24,638
November 20, 1996         Gray       104         61,294      6,284
December 10, 1996         Gray        99         59,017      6,319
December 20, 1996         Gray       104         74,192     19,024
                                               $475,048    $56,265

During 1995, the Partnership made the following sales of timberland:

                                                   Net         Gain
                                   Acres         Selling      (Loss)
Date                     Tract      Sold          Price       on Sale
April 28, 1995            Gray        74         $42,071      $10,826
August 10, 1995        Claxton     1,185         627,802      (34,454)
October 3, 1995        Claxton       244         116,503       19,834
October 4, 1995           Gray        49          27,199        2,773
December 8, 1995          Gray       317          87,307       15,266
December 14, 1995      Claxton     1,759         731,217      (11,887)
                                              $1,632,099       $2,358

During 1994, the Partnership made the following sales of timberland:

                                                    Net       Loss
                                   Acres        Selling        on
Date                     Tract      Sold          Price       Sale
June 1, 1994              Gray       287       $ 65,484    $ (8,916)
December 21, 1994         Gray       311         73,539      (9,968)
                                               $139,023    $(18,884)


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

The General Partner has developed a marketing plan for the tract and began actively marketing the land during 1996. However, there is no assurance that a sale will be consummated prior to the end of 1997. The Joint Venture's balance sheets at December 31, 1996 and 1995 and statements of operations for the three years ended December 31, 1996, 1995 and 1994 are as follows:

Balance Sheets
December 31, 1996 and 1995

Assets                                        1996           1995
Net timberland                            $5,949,788     $5,949,788
Cash                                          38,963         37,152
  Total Assets                            $5,988,751     $5,986,940
Liabilities and Partners' Capital
Liabilities:
 Due to affiliates                        $   42,038       $  5,040
 Deferred income                               2,500           -
  Total Liabilities                           44,538          5,040
Partners' Capital:
 Southern Timber Partners I                1,426,609      1,435,654
 Southern Timber Partners 2                4,517,604      4,546,246
  Total Partners' Capital                  5,944,213      5,981,900
  Total Liabilities and Partners' Capital $5,988,751     $5,986,940



Statements of Operations
For the years ended December 31, 1996, 1995 and 1994

Income                              1996         1995        1994
Timber sales                    $   -         $93,776    $   -
Interest                           1,847        3,410       1,785
Other                              2,500        4,900       5,000
 Total Income                      4,347      102,086       6,785
Expenses
Depletion                           -          27,621        -
Property operating                42,034       62,523      37,553
General and administrative          -           1,756      28,063
 Total Expenses                   42,034       91,900      65,616
 Net Income (Loss)              $(37,687)     $10,186    $(58,831)


7. Reconciliation of Net Loss to Taxable Loss
For the years ended December 31, 1996, 1995 and 1994, taxable losses of approximately $(76,000), $(103,000), and $(257,000), respectively, were reported to the partners compared to net losses of approximately $(78,000), $(101,000), and $(257,000), respectively, reported in the financial statements.



                 Report of Independent Auditors

To Partners
Southern Timber Partners 2

We have audited the accompanying balance sheets of Southern
Timber Partners 2 as of December 31, 1996 and 1995, and the related statements of operations, partners' capital (deficit) and cash flows for each of the three years in the period ended
December 31, 1996. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Timber Partners 2 at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                ERNST & YOUNG LLP

Boston, Massachusetts
January 16, 1997